Exhibit 99.1

Third Point LLC

390 Park Avenue

New York, NY 10022

April 11, 2007

Mr. Mark McDade

PDL BioPharma Inc.

34801 Campus Drive

Fremont, CA 94555

CC:

Jon S. Saxe

L. Patrick Gage

Laurence Jay Korn

Karen A. Dawes

Bradford S. Goodwin

George M. Gould

Samuel Broder

Dear Mr. McDade and PDL BioPharma Board Members:

In our initial letter to you dated March 5, 2007, we expressed a sincere and strong interest, as PDL BioPharma’s (“PDLI” or the “Company”) largest shareholder, to work constructively and discreetly with management and the Board of Directors to implement the cost-cutting and other measures necessary to fully enhance the extraordinary value inherent within PDLI that is currently being obscured by the Company’s equally extraordinary current levels of spending. Indeed, we are certain that you are aware that our initial overtures have been greeted by overwhelming shareholder support and positive Wall Street research reports. The Company’s shares have also reacted positively, rising 15%, or increasing in value by over $300mm, as a result of our involvement – to the benefit of all shareholders. After our first telephone calls with management in March, we were hopeful that matters were moving in the right direction, as they agreed to retain either the leading consulting firm that we proposed, or one of similar stature, to analyze your excessive R&D and SG&A spending, and to seriously consider our highly-qualified nominees to the PDLI Board of Directors.

Unfortunately, our initial optimism that we could work constructively with management quickly faded through a series of subsequent telephone calls with Mr. McDade, culminating in a “slap-in-the face” on Friday, April 6th, in which it became abundantly clear that Mr. McDade has no intention of pursuing a constructive dialogue. It became apparent that the earlier dialogue was a charade intended to stall for time, a tactic we have seen employed many times before by underperforming CEOs. Mr. McDade’s inexplicable insouciance towards us, along with numerous negative findings that emerged over the course of our ongoing investigation (the “Investigation”) into Mr. McDade’s managerial abilities, judgment and ethics (discussed below), led us to determine that it is in our best interests, and those of all shareholders, to terminate discussions with Mr. McDade.

Many fund managers who have been similarly rebuffed, and who have detected such a deficit in talent, probity and judgment as we have come to find in Mr. McDade, might come to the logical conclusion to “cut and run” and decrease their positions as one major mutual fund has done according to recent filings. Instead, we have come to a different view: we concluded that the Board of Directors has no choice but to immediately terminate Mr. McDade. We believe that a PDLI unencumbered by Mr. McDade’s management blunders and wasteful spending will appreciate in value considerably, and thus we have increased our position by 1,100,000 shares and now beneficially own 9.7% of the Company’s outstanding stock.

In support of our demands for Mr. McDade’s immediate termination, we review below the content of our discussions and negotiations over the past month and elaborate on the specific significant mismanagement and waste for which Mr. McDade is directly culpable.

McDade’s Insincerity and Disorganization

During the past month we had four separate calls with Mr. McDade in which we repeatedly expressed our concerns regarding spending levels and other planned strategic initiatives by the Company. In each call, we reiterated our interest in working with him and with the Board in order to better understand and rationalize the cost structure at PDLI and to help realize the many valuable, currently poorly-recognized assets embedded within the Company. From the very first conversation, we made it clear that, as PDLI’s largest shareholder by a wide margin, Board representation would be essential, and we submitted to Mr. McDade the names of four highly-qualified candidates for consideration. On March 30th, Mr. McDade informed us that none of our four candidates fits the profile of what PDLI is looking for in a Board member, but that the Board would (reluctantly) consider one of our candidates. We replied that this was not acceptable, and demanded that two of the other three candidates be named to the Board. At our suggestion, and in response to his now obviously feigned interest, we provided to Mr. McDade that very afternoon the contact information for TWELVE references for our Board candidates – all of them senior management or Board members of public companies with whom we’ve worked (and, in most cases, served on boards with). Mr. McDade and his assistant sent follow-up emails with questions regarding the references list. However, when we spoke with Mr. McDade again this past Friday, he informed us that none of our candidates is “qualified” to serve on PDLI’s board. Although Mr. McDade is dead wrong about this, what is truly galling, and what speaks directly to Mr. McDade’s lack of character, professionalism, and competence, is that our references reported to us that Mr. McDade did not call a single one of them to hear first-hand about the tremendous value that our candidates have brought to shareholders by working on other public boards, both within and outside of the biotechnology arena.

Moreover, one of our director candidates, Mr. Jason Aryeh, emailed to Mr. McDade contact information for his references, followed up with a confirmatory call to Mr. McDade’s assistant Diana, and sent a second email to ensure its receipt. Nonetheless, Mr. McDade claimed days later never to have seen this important correspondence so essential to evaluating our candidates’ qualifications to join the PDLI board, and even then he did nothing with the information it contained (despite assurances to the contrary). How can Mr. McDade purport to effectively run a public biotechnology company with a market capitalization of over $2 billion when he cannot even manage his own Microsoft Outlook inbox?

It is now clear to us that we’ve wasted the last month attempting to engage in a productive dialogue with Mr. McDade, while his only objective was to buy himself more time. We’ve been engaged in discussions with the Company for over a year about our concerns, and have heard management’s explanations and excuses countless times over that entire period. The unfortunate truth is that so long as Mr. McDade remains CEO, which we expect will not be much longer, the Company will have no intention of doing the “right thing” by scaling back SG&A and R&D spending to economically justifiable levels.

We also want to emphasize that during the course of our discussions over the past month it became clear that Mr. McDade does not see the benefits of adding representatives of the major owners of the Company to the Board. In fact, he told us that the Board’s ideal next candidate(s) would be a late-stage development expert. We have explained to Mr. McDade why adding shareholder representatives is vital at this point, as management is demonstrably not effectively telling the PDLI story to the world – as evidenced by the major disconnect between the current stock price of PDLI and the much higher inherent asset value of the Company. Additionally, it is obvious that PDLI needs to understand the investment community’s perspective regarding the Company’s economically unjustifiable spending. On this point, as noted earlier, we are pleased that the Company has agreed to hire a major consulting firm immediately to undertake the critical analysis of all of the Company’s current and planned SG&A and R&D spending, with the goal of materially cutting back on both if they are deemed to be economically imprudent.

McDade’s Taj Mahal – Massive Waste, a Shorter Commute for McDade and a Slip for his Yacht, but a Longer Commute for Employees

There is no better example of McDade’s “empire building” philosophy, pathological selfishness and poor business judgment than his decision to build out PDLI’s absurdly large and unnecessary new corporate headquarters (the “Taj Mahal”). It is appalling that Mr. McDade is spending nearly $100 million of our money to build out 450,000 square feet of leased space, much of which is completely unnecessary. But what is most troubling is what this says about his overall business judgment and qualification to continue to run the Company. As examples:

•

Mr. McDade decided to lease, and build out, the Taj Mahal (reportedly the largest corporate lease deal, as measured in square footage, signed in the Bay Area in 2006) despite the fact that members of PDLI’s financial team reportedly advised him that the expenditures were both unnecessary and imprudent;

•

Mr. McDade has, from the beginning of this project, apparently been fixated on when his boat slip in the marina adjacent to the new corporate headquarters will be ready (one would think that the CEO of a Company, the stock price of which was down 40% last year – and the second worst performer in the entire biotechnology index – would have more important priorities), and

•

Mr. McDade has made it clear in private that one of the key drivers behind his decision to relocate the Company from Fremont to Redwood City is that the new headquarters location will lead to a far shorter commute to work for him from his home in Woodside (not only less than one-half the mileage, but he will not have to cross any heavily-trafficked Bay bridges to get to the new headquarters). For those unfamiliar with the geography, below is a map detailing the pertinent locations:

Although the propinquity of the Taj Mahal to McDade’s home is convenient for PDLI’s imperial CEO, scores of current dedicated PDLI employees are to be significantly inconvenienced by the move. This issue was so significant that the Company’s attorneys felt that it was an issue that merited disclosure in the risk section of PDLI’s 2006 10-K:

We believe that the move of our corporate headquarters from Fremont, California to Redwood City, California, in the second half of 2007, may before and for a period after the move cause employee turnover to increase and make retaining key employees more difficult because our new headquarters is 12 miles away from our current headquarters and on the other side of the San Francisco Bay, which will increase the commute time of the many employees that reside in and around Fremont, California and the greater East Bay Area of the San Francisco Bay area.

Premium Offer Rebuffed?…Strategic Alternatives Should be Reviewed Immediately

We also learned from sources we deem to be reliable that PDLI received a takeover bid from a large pharmaceutical company for more than $30 per share (approximately 50% above the current stock price), which Mr. McDade effectively dismissed out of hand as being grossly insufficient. While we share the view that PDLI is significantly undervalued, we believe that due care requires management to present all such expressions of interest to the Board. We are not necessarily advocating a sale of the Company at this time (although it should be carefully considered), but we believe that if such bidding interest exists, it should be carefully weighed against the present value of the Company in a scenario where it executes its long term operating plan under new, better-qualified management.

In addition, we believe that the Company should examine splitting into two publicly traded entities – one a commercial operation, and the other an R&D company. We believe that material incremental value could be created through such a separation and have raised this concept with Mr. McDade (not surprisingly, given his empire-building mindset, he had not given this structure a thought previously, and laughed dismissively – or perhaps defensively – when we suggested it). We would be happy to share with the Board our analysis as to why we believe that separating PDLI into two public companies would create significant shareholder value. Finally, we firmly believe that any deals currently being contemplated to encumber Ularitide, or to commit the Company to further R&D spending on this product, should be suspended while the above analyses are ongoing.

In Monday’s press release announcing Max Link’s resignation from the Board, Mr. McDade again referred to “continuing to build stockholder value by leveraging our antibody platform ….” Perhaps Mr. McDade uses a different, more favorable, group of stock charts than we do, but ours show that PDLI was down 40% last year; was flat in the three years from 2004 to 2006 while the biotech index gained 50% (and the stocks of PDLI’s partners flourished); and, by the way, is only up this year because the market has reacted favorably to Third Point’s involvement.

We are confident that we have the support of a majority of PDLI’s shareholders, and clearly have the support of a large number of sell-side research analysts. Indeed, Prudential upgraded PDLI from a hold to a buy on March 25th in a report headlined “Calls for Strategic Changes Increasing; Could Spark Stock Rally if Implemented.” Prudential’s report then went on to say:

The public pressure being applied by Third Point could lead to positive dramatic changes in the company. The primary reason for our change of heart is that we believe some drastic measures would have to be taken to transform this company from a slow moving, yet costly specialty/biotech company to a more focused biotech company that can deliver returns that match investors’ expectations.

On that same day Merrill Lynch wrote a positive report entitled “Does Third Point have a point?” – with the answer being a resounding “yes.”

Lastly we would note that we have spoken with many business development directors from major and mid-sized pharmaceutical and biotechnology companies, and the consistent feedback is that Third Point is correct in its analysis of PDLI – that it is a poorly-managed company with substantial assets. A few comments we heard from this well-respected and knowledgeable group include:

McDade acts and spends like he runs a big pharma company, but he has none of the infrastructure, assets or managerial ability.

PDLI has enviable assets, but they will never get the benefit of them with McDade running the Company. He needs to be thrown out immediately.

He has consistently disappointed the Street by missing revenue and earnings projections and development timelines. Why will it be any different going forward?

He is an empire builder. The Company is being treated like McDade’s personal science experiment.

What PDLI needs is financial discipline and new management.

Needless to say, we agree wholeheartedly with these opinions. We are confident that some members of PDLI’s Board share our negative sentiment towards Mr. McDade. We urge these members to speak up and take action to dismiss him immediately. Indeed, we believe that there are several Board members who are far more capable that Mr. McDade of managing PDLI properly and would ask that they volunteer to serve as interim-CEO at a minimum, while the Company reassess its spending plans and analyzes all options to maximize value for PDLI’s shareholders.

When Mr. McDade became CEO in 2002, he made a pledge to create shareholder value. Nearly five years later he has not lived up to his pledge. It is now time to put the valuable assets of this Company into more capable hands, either by bringing in a high-quality CEO or selling the assets to a larger, better-run company, before the Company’s asset values are further diminished by uncontrolled and wasteful spending under his ineffective stewardship. Mr. McDade has said repeatedly that he serves at the will of shareholders, and would immediately step down if shareholders do not want him running the Company anymore. It is clear to us that a majority of PDLI’s shareholders share our views, so we therefore demand that Mr. McDade stop hiding behind the Company’s corporate defenses and newly-instituted poison pill and live up to his word by resigning. (We believe that we can deliver consents from a majority of the Company’s shareholders calling for Mr. McDade’s resignation to prove our point.) Also, we have high regard for the professional scientific personnel at PDLI, and the scientific accomplishments of many PDLI Board members, and believe that the languishing share price deprives them of opportunities to be appropriately rewarded for their efforts.

We would be pleased to speak directly with the Board, once Mr. McDade is terminated, to work together constructively to achieve our goal, and your fiduciary duty, to run the Company properly in order to create maximum value at PDLI for all stakeholders.

Sincerely,

/s/ Daniel S. Loeb
Chief Executive Officer